

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Patrick F. Hart
President and Chief Executive Officer of Frontier Fund Management LLC
Frontier Funds
c/o Frontier Fund Management, LLC
25568 Genesee Trail Road
Golden, Colorado 80401

Re: Frontier Funds
Form 10-K for Fiscal Year Ended December 31, 2020
Filed March 31, 2021
File No. 000-51274

Dear Mr. Hart:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Independent Auditors Report, page F-78

1. Please amend your filing to include an independent auditor's report for the Trading Companies of the Frontier Fund or tell us why audited financial statements are not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Patrick F. Hart
Frontier Funds
June 29, 2021
Page 2

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance